CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of the Technical Report referred to below on the Guanaceví Mines Project of Endeavour Silver Corp., in Durango State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

  Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

  Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

  Association of Professional Geoscientists of Ontario (Membership # 1522)

  The Geological Association of Canada (Associate Member # A5975)

  The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and 6 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I first visited the property from December 16 to 18, 2006 and subsequently from December 12 to 16, 2011;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9)	I am independent of Endeavour Silver Corp. as "independence" is described in section 1.5 of NI 43-101;

10)	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance with the Instrument and Form;

11)

I am responsible for the preparation of Sections 1 through 10, 13 15, 16 through 24, 27 and 28 of the Technical Report entitled “NI 43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, Report Date: March 30, 2012, Effective Date: December 31, 2011”.

Dated this 30th day of March, 2012

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited